                                                                    EXHIBIT 99.2



                                 ON PAPER ONLINE

                                        2

                                 Interim Report
                          6 Months Ended June 30, 2000

                                 Hollinger Inc.

   ON PAPER ONLINE [Logo]
                      2
Interim Report
   6 Months Ended June 30, 2000

Hollinger Inc. [Logo]

CONSOLIDATED FINANCIAL HIGHLIGHTS

SIX MONTHS ENDED JUNE 30                                   2000      1999
                                                           (millions of dollars)
                                                           --------- -----------
Total revenue..........................................    1675.5    1635.9
Net earnings...........................................      12.7     156.1
Cash flow provided by operations (note)................     172.6     162.9
                                                           (dollars)
Net earnings per retractable common share..............      0.34      4.75
Cash flow provided by operations per
retractable common share (note)........................      4.64      4.95

NOTE
Cash flow provided by operations is before any change in non-cash operating working capital, the cash used for discontinued operations and other costs.


Throughout this report, Hollinger Inc. is referred to as "Hollinger" or the "Company", Hollinger International Inc. is referred to as "Hollinger International Inc." or "Hollinger International", Hollinger Canadian Publishing Holdings Inc. is referred to as "HCPH", and Hollinger Canadian Newspapers, Limited Partnership is referred to as "Hollinger L.P." The word "company" refers to one or other of Hollinger Inc.'s subsidiary companies, depending on the context.

Reference to "dollars" and "$" are to Canadian dollars, "U.S. $" are to United States dollars and "pounds sterling" and "(pound)" are to lawful currency of the United Kingdom.

"EBITDA" means earnings before interest, taxes, depreciation and amortization.

T O  T H E  S H A R E H O L D E R S
================================================================================
SECOND QUARTER RESULTS

Earnings before unusual items, income taxes and minority interest were $47.9 million for the three months ended June 30, 2000 compared to $52.0 million for 1999. The net loss for the three months ended June 30, 2000 amounted to $0.2 million or a loss of $0.01 per share compared with net earnings of $46.7 million or $1.42 per share in 1999. Excluding the net effect of unusual items, a net loss of $0.9 million or a loss of $0.02 per share was incurred in the second quarter of 2000 compared with a net loss of $0.4 million or a loss of $0.01 per share in 1999.

Reported earnings for the quarter compared to last year have been affected by several major items.

     The National Post EBITDA loss for the second quarter of 2000 was $10.6 million, a $6.9 million improvement over the EBITDA loss of $17.5 million in the second quarter of 1999, reflecting a 39% increase in revenue year-over-year.

     Unusual items in the second quarter 2000 include gains on asset sales, additional start-up costs related to the new printing facility in Chicago, severance costs in Canada and equity loss at Interactive Investor. Unusual items in the second quarter of 1999 consisted primarily of a gain on sales of community newspapers by Hollinger International Inc. and an accounting gain on the issue of limited partnership units offset by the write off of finance costs related to the early retirement of debt and acquisition costs.

     Interest expense for the quarter rose over 1999 as a result of increased interest rates and increased debt levels.

     Second quarter revenue from internet operations grew from $1.6 million in 1999 to $6.1 million in 2000 and internet related EBITDA losses grew from $2.8 million to $13.5 million over the same time frame, reflecting the expanding success of these operations.


RESTRUCTURING PROCESS

In April 2000, Hollinger International announced that its board of directors had approved a process whereby certain of the company's newspaper assets would be made available for sale, merger or affiliation on terms consistent with the full enterprise value of such assets. Morgan Stanley Dean Witter was retained to act as the company's professional adviser and in that role is co-ordinating the

================================================================================


process. As has been stated, management considers the company's shares undervalued and the most effective means of narrowing the gap between the enterprise value and imputable market value of its assets is to sell some of them and apply the proceeds to debt reduction and share cancellation.

At the end of July, Hollinger International Inc. announced that an agreement had been entered into to sell to CanWest Global Communications Corp. ("CanWest") for approximately $3.5 billion, subject to adjustments, the following assets:

    -- a 50% interest in the National Post, while continuing as managing partner;

    -- metropolitan and a large number of community newspapers in Canada
       (including the Ottawa Citizen, Vancouver Sun, the Province, the Calgary Herald, the Edmonton Journal, the Montreal Gazette, The Windsor Star, The Regina Leader Post, the Star Phoenix and The Victoria Times-Colonist);

    -- the Southam Magazine and Information Group; and

    -- certain operating Canadian Internet properties including canada.com.

The purchase price reflects the full enterprise value of the assets with newspapers being valued at approximately 10 times EBITDA, and will be payable as to approximately $700 million in shares of CanWest and as to the balance, 75% in cash and 25% in subordinated debentures of a senior company in the CanWest group. Hollinger International will nominate two directors to the CanWest Board, commensurate with its opening equity interest of 15%. Conrad Black will be the Chairman of the National Post. With respect to the other newspaper assets being sold to CanWest, Mr. Black and his associates will enter into a management services agreement for at least 17 months in order to ensure operating continuity and to facilitate a smooth transition to the new arrangements. The sale is expected to be completed on October 2. Hollinger will use the cash proceeds to eliminate bank debt and possibly to cancel debentures and shares and create a substantial reserve of liquid assets. The UniMedia group in Quebec and many community newspapers in Ontario and British Columbia are not included in this sale.

================================================================================


At the beginning of August, Hollinger International announced the sale of its remaining U.S. community newspaper properties (excluding those in the Chicago Group) to four buyers for approximately U.S. $215 million, which represents a trailing twelve month EBITDA multiple of over 12 times. The sale represented the best opportunity for Hollinger International to realize the maximum value for the newspapers and to show an excellent return on its original investment and the work it had put into the properties over the years. This sale will also allow Hollinger International to pay down debt and is consistent with the strategy announced in April. The sales are expected to be completed during the fourth quarter.


HOLLINGER INTERNATIONAL INC.

Hollinger International's continuing operations, assuming completion of the transactions announced to date and in contemplation, will be composed of the Chicago Group including the Chicago Sun-Times, The Jerusalem Post, the U.K. Newspaper Group, consisting of the Telegraph Group Limited, a 50% interest in the National Post in Canada, and Hollinger Ventures (Hollinger's new media investment subsidiary).


TELEGRAPH GROUP LIMITED

Second quarter locally reported operating revenue was (pound sterling) 94.0 million in 2000 compared with (pound sterling) 85.2 million in 1999, an increase of 10%.

Advertising revenue in local currency for the second quarter was up over 16% year-on-year. Classified sections continue to perform well with an increase of 17% over the same period last year. In particular, Recruitment (Careers) revenues continued to strengthen with an increase of more than 20% over the same period last year. Revenue from the Travel, Motors and Property sections increased year-on-year by 14%, 21% and 38% respectively. Display advertising also performed strongly during the second quarter with an increase of 19% over the same period last year.

Locally reported EBITDA for the six months ended June 30, 2000 was (pound sterling) 37.0 million, compared to (pound sterling) 27.5 million during the corresponding period in 1999, an increase of 35%. The increase in EBITDA is primarily a result of the growth in advertising revenue partly offset by higher compensation and other costs related to increased internet activity. The EBITDA loss from internet activity was (pound sterling) 0.9 million in the second quarter of 2000 compared with (pound sterling) 0.1 million in 1999.

================================================================================


The ABC net circulation figure for The Daily Telegraph for the period January 2000 to June 2000 was 1,033,680, some 311,000 ahead of its nearest competitor The Times. The ABC net circulation figure for The Sunday Telegraph for the period January 2000 to June 2000 was 811,408. The ABC weekly circulation figure for The Spectator for the period July to December 1999 was 58,459 compared to 57,247 for the same period in 1999.

A new supplement entitled dotcom.telegraph was added to the Thursday edition of The Daily Telegraph in May 2000. This weekly supplement focusses on e-commerce developments.

Newsprint costs have decreased year-on-year despite the addition of the separate Travel supplement to The Sunday Telegraph introduced in January 2000, the new dotcom.telegraph section and increases in paginations driven by increased advertising revenues.

Hollinger Telegraph New Media Limited oversees Hollinger's investments in U.K. and European online activities. handbag.com, a joint venture with Boots plc, now achieves 4 million page impressions per month while UKMax's page traffic has increased to 7 million page impressions per month. newsplayer.com, in which Hollinger took a 5% stake in April, was launched during May. Electronic Telegraph (ET) revenues are up by 102% year-on-year. Page impressions on ET have now reached 20 million pages per month. Work continues on the development of the new technical infrastructure which will allow the launch of new channels around the ET hub later in the year.

THE CHICAGO GROUP

Revenue for the Chicago Group was U.S. $101.2 million for the second quarter of 2000 compared with U.S. $101.7 million in 1999. Advertising revenue for the second quarter increased marginally to U.S. $77.2 million in 2000 from U.S. $77.1 million in 1999. Retail advertising was slightly down versus last year as a result of store closings and bankruptcies which have impacted the entire Chicago market. Classified advertising was also down slightly; however general advertising had a strong quarter. Circulation revenue in the second quarter of 2000 was U.S. $19.8 million, down U.S. $0.9 million or 4% from 1999. Although circulation revenue for the second quarter declined versus 1999, average daily ABC circulation was up as of the end of June 2000 compared to June 1999.

Reported EBITDA for the second quarter of 2000 was U.S. $18.9 million compared with U.S. $19.2 million in 1999, a decrease of U.S. $0.3 million or 2%. EBITDA for the second quarter

================================================================================


included a loss from internet operations of U.S. $0.6 million in 2000 and U.S. $0.2 million in 1999. The decrease in EBITDA in the second quarter 2000 compared with 1999 primarily results from virtually flat operating revenue and increased losses from internet operations.

The Ashland production facility is now operational with four of the six presses being used in daily production. Press five is planned to be in operation by the end of August and Press six should be operational before the end of the year.


NATIONAL POST COMPANY

National Post revenue grew to $34.0 million in the second quarter of 2000 from $24.4 million in 1999, a 39% improvement. This growth was primarily driven by increased advertising revenue, but circulation revenues also improved over 1999. National Post EBITDA loss for second quarter 2000 was $10.6 million, a $6.9 million improvement over the $17.5 million EBITDA loss in 1999.

INTERNET INVESTMENTS

Since the beginning of the year, Hollinger has added to its portfolio of minority positions in Internet companies, including investments in FreeSamples.com, Mediant Technology Partners, DealTime.com, SUMmedia.com and Offroad Capital. Also, Hollinger has increased its investment in Bidhit.com.

HCPH SPECIAL SHARES

On June 12, 2000, the Company exercised its option to pay cash on the mandatory exchange of HCPH Special shares. Pursuant to the terms of the indenture governing the Special shares, each Special share was exchanged for U.S. $8.88 cash resulting in a payment in July to Special shareholders of U.S. $95 million. The Canadian dollar equivalent of the obligation at June 30, 2000 was $140.6 million.

================================================================================


RETRACTION PRICE OF RETRACTABLE COMMON SHARES

The retraction price of the outstanding retractable common shares of the Company as of July 6, 2000 was $13.25 per share.


SHARE CAPITAL INFORMATION

As at August 21, 2000, the issued shares and options to purchase retractable common shares of the Company were as follows:

Preference shares        Retractable common shares  Options
10,694,490 Series II     37,132,105                 928,000
10,147,225, Series III

DIVIDENDS

A regular quarterly dividend of 15(cent) per retractable common share has been declared payable on September 10, 2000 to shareholders of record on August 25, 2000.


August 21, 2000                                     Conrad M. Black
                                                    -------------------------
                                                    Conrad M. Black
                                                    Chairman of the Board and
                                                    Chief Executive Officer

MARKET VALUE INFORMATION
BALANCE SHEET
--------------------------------------------------------------------------------
(in thousands of dollars except where noted)

                                                      JUNE 30      December 31
                                                       2000           1999
                                                   ------------    ------------
                                                   (not audited)
ASSETS
Investment in Hollinger International ..........   $    942,825    $    903,753
Other investments ..............................         12,827          12,004
Other assets ...................................         41,514          26,775
                                                   ------------    ------------
                                                   $    997,166    $    942,532
                                                   ------------    ------------
LIABILITIES
Exchangeable shares ............................   $    260,658    $    285,211
Other liabilities ..............................        310,785         310,583
                                                   ------------    ------------
                                                        571,443         595,794
                                                   ------------    ------------
NET ASSETS REPRESENTING SHAREHOLDERS' EQUITY
Capital stock ..................................        314,683         315,229
Net unrealized appreciation of investments .....        251,855         181,798
Net unrealized increase in liabilities .........          1,695          15,429
Deficit ........................................       (142,510)       (165,718)
                                                   ------------    ------------
                                                        425,723         346,738
                                                   ------------    ------------
                                                   $    997,166    $    942,532
                                                   ------------    ------------
RETRACTABLE COMMON SHARES OUTSTANDING ..........     37,132,105      37,196,415
                                                   ------------    ------------
NET ASSET VALUE PER RETRACTABLE COMMON SHARE ...   $      11.46    $       9.32
                                                   ============    ============


STATEMENT OF INCOME AND EXPENSES
(not audited)
--------------------------------------------------------------------------------
(in thousands of dollars)

                                                           SIX MONTHS ENDED
                                                               JUNE 30
                                                         2000            1999
                                                       --------        --------
INCOME
Dividends ......................................       $ 22,842        $ 25,043
Interest and other .............................          2,342           4,003
Net management fees ............................         10,812           3,820
                                                       --------        --------
                                                         35,996          32,866
                                                       --------        --------
EXPENSES
Administrative and other expenses ..............          6,939           9,147
Interest expense ...............................         15,150          26,749
                                                       --------        --------
                                                         22,089          35,896
                                                       --------        --------

Income (loss) before the undernoted ............         13,907          (3,030)
Unusual items ..................................            486          20,954
Income tax expense .............................           (538)         (1,297)
                                                       --------        --------
Net income for the period ......................       $ 13,855        $ 16,627
                                                       --------        --------
EARNINGS PER RETRACTABLE COMMON SHARE ..........       $   0.37        $   0.51
                                                       ========        ========

SCHEDULE OF SEGMENTED EARNINGS
(not audited)
-------------------------------------------------------------------------------

(in thousands of dollars)                                              U.K.      CANADIAN    CORPORATE
                                        CHICAGO    COMMUNITY      NEWSPAPER     NEWSPAPER          AND   CONSOLIDATED
                                          GROUP        GROUP          GROUP         GROUP        OTHER          TOTAL
                                        -------    ---------      ---------     ---------    ---------   ------------
                                                              THREE MONTHS ENDED JUNE 30, 2000
                                       ------------------------------------------------------------------------------
Sales revenue .......................  $149,916     $ 32,192       $224,255       $454,466     $     --      $860,829
Cost of sales
 and expenses .......................   123,409       27,040        169,935        369,481        1,160       691,025
                                       --------     --------       --------       --------     --------      --------
Income before interest, taxes,
 depreciation and amortization ......    26,507        5,152         54,320         84,985       (1,160)      169,804
Depreciation and amortization .......     7,461        2,296         14,634         29,583        2,302        56,276
                                       --------     --------       --------       --------     --------      --------
Operating income (loss) .............  $ 19,046     $  2,856       $ 39,686       $ 55,402     $ (3,462)     $113,528
                                       ========     ========       ========       ========     ========      ========


                                                                THREE MONTHS ENDED JUNE 30, 1999
                                       ------------------------------------------------------------------------------
Sales revenue ......................   $149,921     $ 32,215       $212,922       $423,284     $    643      $818,985
Cost of sales and expenses .........    119,179       24,488        163,566        343,284        8,751       659,268
                                       --------     --------       --------       --------     --------      --------
Income before interest, taxes,
 depreciation and amortization .....     30,742        7,727         49,356         80,000       (8,108)      159,717
Depreciation and amortization ......      8,307        2,517         15,103         28,684        1,978        56,589
                                       --------     --------       --------       --------     --------      --------
Operating income (loss) ............   $ 22,435     $  5,210       $ 34,253       $ 51,316     $(10,086)     $103,128
                                       ========     ========       ========       ========     ========      ========

NOTE
1. Corporate and Other revenue includes revenues of miscellaneous newspaper operations.

SCHEDULE OF SEGMENTED EARNINGS
(not audited)
--------------------------------------------------------------------------------

(in thousands of dollars)                                             U.K.      CANADIAN      CORPORATE
                                      CHICAGO    COMMUNITY       NEWSPAPER     NEWSPAPER            AND     CONSOLIDATED
                                        GROUP        GROUP           GROUP         GROUP          OTHER            TOTAL
                                      -------    ---------       ---------     ---------      ---------     ------------
                                                                SIX MONTHS ENDED JUNE 30, 2000
                                     -----------------------------------------------------------------------------------
Sales revenue ...................  $  285,301   $   61,115     $  462,825     $  861,094     $       --      $1,670,335
Cost of sales
 and expenses ...................     238,986       51,184        342,087        713,817          2,810       1,348,884
                                   ----------   ----------     ----------     ----------     ----------      ----------
Income before interest, taxes,
 depreciation and amortization ...     46,315        9,931        120,738        147,277         (2,810)        321,451
Depreciation and amortization ....     14,710        4,597         29,783         59,062          3,927         112,079
                                   ----------   ----------     ----------     ----------     ----------      ----------
Operating income (loss) .......... $   31,605   $    5,334     $   90,955     $   88,215     $   (6,737)     $  209,372
                                   ----------   ----------     ----------     ----------     ----------      ----------
Total assets ..................... $  785,327   $  223,090     $1,202,025     $3,136,037     $  373,141      $5,719,620
                                   ----------   ----------     ----------     ----------     ----------      ----------
Expenditures on capital assets ... $   24,758   $    2,444     $   26,376     $   24,695     $      317      $   78,590
                                   ==========   ==========     ==========     ==========     ==========      ==========

                                                               SIX MONTHS ENDED JUNE 30, 1999
                                   ------------------------------------------------------------------------------------
Sales revenue .................... $  287,378   $   82,301     $  440,928     $  810,442     $    1,943      $1,622,992
Cost of sales and expenses .......    235,090       65,497        331,750        676,361         14,903       1,323,601
                                   ----------   ----------     ----------     ----------     ----------      ----------
Income before interest, taxes,
 depreciation and amortization ...     52,288       16,804        109,178        134,081        (12,960)        299,391
Depreciation and amortization ....     16,952        6,892         30,799         56,813          3,792         115,248
                                   ----------   ----------     ----------     ----------     ----------      ----------
Operating income (loss) .......... $   35,336   $    9,912     $   78,379     $   77,268     $  (16,752)     $  184,143
                                   ----------   ----------     ----------     ----------     ----------      ----------
Total assets ..................... $  691,150   $  373,231     $1,277,039     $3,090,279     $  336,328      $5,768,027
                                   ----------   ----------     ----------     ----------     ----------      ----------
Expenditures on capital
 assets .......................... $   43,138   $    5,691     $   23,470     $   67,657     $    1,834      $  141,790
                                   ==========   ==========     ==========     ==========     ==========      ==========

NOTE
1. Corporate and Other revenue includes revenues of miscellaneous newspaper operations.

CONSOLIDATED BALANCE SHEET
--------------------------------------------------------------------------------
(in thousands of dollars)

                                                        JUNE 30       DECEMBER 31
                                                         2000             1999
                                                      -----------    --------------
                                                     (not audited)
ASSETS
CURRENT ASSETS
Cash ..............................................   $   118,043    $    74,441
Accounts receivable ...............................       556,790        528,072
Inventory .........................................        74,663         50,089
                                                      -----------    -----------
                                                          749,496        652,602

INVESTMENTS .......................................       211,849        159,744
CAPITAL ASSETS ....................................     3,867,154      3,915,168
GOODWILL AND OTHER ASSETS .........................       891,121        922,920
                                                      -----------    -----------
                                                      $ 5,719,620    $ 5,650,434
                                                      -----------    -----------
LIABILITIES
CURRENT LIABILITIES
Bank indebtedness .................................   $   320,727    $   307,961
Accounts payable and accrued expenses .............       595,000        603,441
Income taxes payable ..............................        86,414         73,863
Current portion of long-term debt .................        13,850         71,437
Exchangeable shares ...............................       140,581         51,421
                                                      -----------    -----------
                                                        1,156,572      1,108,123

LONG-TERM DEBT ....................................     2,600,062      2,393,979
EXCHANGEABLE SHARES ...............................       206,176        233,790
Deferred unrealized gain ..........................         7,673         21,139
Future income taxes ...............................       915,414        401,294
                                                      -----------    -----------
                                                        4,885,897      4,158,325
                                                      -----------    -----------
MINORITY INTEREST AND DEFERRED CREDITS ............     1,039,084      1,353,221
                                                      -----------    -----------

SHAREHOLDERS' EQUITY
Capital stock .....................................       314,683        315,229
Deficit (note 1) ..................................      (470,187)      (180,732)
                                                      -----------    -----------
                                                         (155,504)       134,497
Equity adjustment from foreign currency translation       (49,857)         4,391
                                                      -----------    -----------
                                                         (205,361)       138,888
                                                      -----------    -----------
                                                      $ 5,719,620    $ 5,650,434
                                                      ===========    ===========


NOTE
1. The Company has adopted effective January 1, 2000, on a retroactive basis, the new standard issued by The Canadian Institute of Chartered Accountants with respect to accounting for income taxes. The cumulative effect of adopting the new standard was to increase the deficit at the beginning of the year by approximately $291 million. Prior years' financial statements have not been restated for this change in accounting policy.

CONSOLIDATED STATEMENT OF EARNINGS
(not audited)
--------------------------------------------------------------------------------
(in thousands of dollars)

                                                                            THREE MONTHS ENDED             SIX MONTHS ENDED
                                                                                   JUNE 30                      JUNE 30
                                                                        --------------------------    --------------------------
                                                                               2000           1999           2000           1999
                                                                        -----------    -----------    -----------    -----------

REVENUE
Sales ...............................................................   $   860,829    $   818,985    $ 1,670,335    $ 1,622,992
Investment and other income .........................................         2,781          5,222          5,166         12,936
                                                                        -----------    -----------    -----------    -----------
                                                                            863,610        824,207      1,675,501      1,635,928
                                                                        -----------    -----------    -----------    -----------

EXPENSES
Cost of sales and expenses ..........................................       691,025        659,268      1,348,884      1,323,601
Depreciation and amortization .......................................        56,276         56,589        112,079        115,248
Interest expense ....................................................        69,745         62,566        135,846        124,885
                                                                        -----------    -----------    -----------    -----------
                                                                            817,046        778,423      1,596,809      1,563,734
                                                                        -----------    -----------    -----------    -----------
NET EARNINGS IN EQUITY ACCOUNTED COMPANIES ..........................           582          1,128          1,221            905


NET FOREIGN CURRENCY GAINS ..........................................           762          5,111          1,252          3,872
                                                                        -----------    -----------    -----------    -----------

EARNINGS BEFORE THE UNDERNOTED ......................................        47,908         52,023         81,165         76,971
Unusual items .......................................................         2,903        124,334         40,097        447,496
Income taxes ........................................................       (27,515)       (71,495)       (55,636)      (207,264)
Minority interest ...................................................       (23,538)       (58,196)       (52,904)      (161,128)
                                                                        -----------    -----------    -----------    -----------

NET EARNINGS (LOSS) .................................................   $      (242)   $    46,666    $    12,722    $   156,075
                                                                        ===========    ===========    ===========    ===========


                                                                                    (dollars)                     (dollars)
NET EARNINGS (LOSS) PER RETRACTABLE COMMON SHARE (note 2)
Basic ...............................................................   $     (0.01)   $      1.42    $      0.34    $      4.75
                                                                        -----------    -----------    -----------    -----------
Fully diluted .......................................................   $     (0.03)   $      1.20    $      0.27    $      4.07
                                                                        -----------    -----------    -----------    -----------


CASH FLOW PROVIDED BY OPERATIONS PER RETRACTABLE COMMON SHARE (note 1)
Basic ...............................................................   $      2.56    $      2.08    $      4.64    $      4.95
                                                                        -----------    -----------    -----------    -----------
Fully diluted .......................................................   $      2.56    $      1.96    $      4.64    $      4.66
                                                                        -----------    -----------    -----------    -----------






NOTES TO THE CONSOLIDATED STATEMENT OF EARNINGS

1. Cash flow provided by operations per retractable common share is based on cash flow provided by operations which is before any increase or decrease in non-cash operating working capital, the cash used by discontinued operations, other costs and foreign currency translation adjustment.

CONSOLIDATED STATEMENT
OF CASH FLOW
(not audited)
--------------------------------------------------------------------------------
(in thousands of dollars)



                                            SIX MONTHS ENDED
                                                 JUNE 30
                                        ----------------------
                                             2000         1999
                                        ---------    ---------

CASH PROVIDED BY (USED FOR):
OPERATIONS
Net earnings ........................   $  12,722    $ 156,075
Unusual items .......................     (40,097)    (447,496)
Current income taxes related
 to unusual items ...................       9,640      156,159
Items not involving cash:
Depreciation and amortization .......     112,079      115,248
Deferred income taxes ...............      18,362       19,556
Net earnings in equity accounted
 companies, net of dividends
  received ..........................        (895)        (537)
Minority interest ...................      52,904      161,128
Other ...............................       7,859        2,778
                                        ---------    ---------
CASH FLOW PROVIDED BY OPERATIONS ....     172,574      162,911
Change in non-cash operating
 working capital ....................     (89,314)      87,448
Cash used for discontinued
 operations .........................        (918)      (1,065)
Other costs .........................      (7,197)     (41,812)
                                        ---------    ---------
                                           75,145      207,482
                                        ---------    ---------
FINANCING
Redemption and cancellation of
 capital stock ......................        (132)        (821)
Redemption and cancellation of
 exchangeable shares ................      (3,349)    (131,208)
Capital stock of subsidiary purchased
 for cancellation by subsidiary .....          --     (100,272)
Issue of partnership units and
 common shares of subsidiaries ......          --      197,593
Increase in long-term debt
 and deferred liabilities ...........     101,232       53,707
Retirement of convertible debt ......          --         (122)
Decrease in capital lease
 obligations ........................        (994)      (1,533)
Dividends ...........................     (11,149)      (9,867)
Dividends and distributions paid by
 subsidiary operations to
  minority interests .................     (33,795)     (27,320)
                                        ---------    ---------
                                           51,813      (19,843)
                                        =========    =========

--------------------------------------------------------------------------------

                                             SIX MONTHS ENDED
                                                  JUNE 30
                                        ----------------------
                                            2000         1999
                                        ---------    ---------
INVESTMENT
Proceeds on disposal of
 fixed assets ......................       4,612       11,402
Additions to fixed assets
 and assets under capital leases ...     (54,152)    (117,148)
Additions to investments ...........     (57,672)     (11,605)
Proceeds on disposal
 of investments and marketable
  securities .......................      57,667        2,999
Additions to circulation ...........     (24,438)     (24,642)
Additions to goodwill and
 other assets ......................      (2,466)     (59,638)
Investment in newspaper
 operations ........................      (6,009)    (607,442)
Proceeds on disposal of newspaper
 operations ........................          --      620,866
                                        --------     --------
                                         (82,458)    (185,208)
                                        --------     --------
Effect of exchange rate
 changes on cash ...................        (898)      (9,513)
                                        --------     --------

INCREASE (DECREASE) IN CASH POSITION      43,602       (7,082)
CASH AT BEGINNING OF PERIOD ........      74,441      128,061
                                        --------     --------
CASH AT END OF PERIOD ..............   $ 118,043    $ 120,979
                                       ---------    ---------

Supplemental disclosure of investing
 and financing activities
Interest paid ......................   $ 114,307    $ 106,318
Income taxes paid ..................   $  30,644    $ 104,063

RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED
ACCOUNTING PRINCIPLES (GAAP)
(not audited)
--------------------------------------------------------------------------------
(in thousands of Canadian dollars)


                                                                          THREE MONTHS ENDED          SIX MONTHS ENDED
                                                                               JUNE 30                     JUNE 30
                                                                       ----------------------    ----------------------
                                                                            2000         1999         2000         1999
                                                                       ---------    ---------    ---------    ---------
NET EARNINGS .......................................................                  (note 5)                  (note 5)
NET EARNINGS FOR THE PERIOD BASED ON CANADIAN GAAP .................   $    (242)   $  46,666    $  12,722    $ 156,075
Capitalization of betterments,
 net of related amortization .......................................      (2,926)      (1,697)      (4,154)      (4,931)
Acquired tax losses (note 6) .......................................          --          165           --          338
Business combinations (note 4) .....................................         233          233          466          466
Foreign exchange (note 2) ..........................................      (2,018)          --       (3,021)          --
Compensation to employees ..........................................          --         (444)          --         (547)
Adjustment to tax provision (note 6) ...............................          --        4,000           --           --
Financial instruments (note 3) .....................................      (6,515)       7,804       (2,828)      17,206
Other ..............................................................          40           43           59           81
                                                                       ---------    ---------    ---------    ---------
NET EARNINGS FOR THE  PERIOD BASED ON U.S. GAAP .....................  $ (11,428)   $  56,770    $   3,244    $ 168,688
                                                                       =========    =========    =========    =========

                                                                                (dollars)                (dollars)

BASIC EARNINGS PER RETRACTABLE COMMON SHARE:
Earnings before extraordinary items (note 3) .......................   $   (1.06)   $    1.75    $   (0.29)   $    4.89
                                                                       ---------    ---------    ---------    ---------
Net earnings .......................................................   $   (1.06)   $    1.52    $   (0.29)   $    4.66
                                                                       ---------    ---------    ---------    ---------
DILUTED EARNINGS PER RETRACTABLE COMMON SHARE:
Earnings before extraordinary items ................................   $   (1.08)   $    1.59    $   (0.36)   $    4.43
                                                                       ---------    ---------    ---------    ---------
Net earnings .......................................................   $   (1.08)   $    1.36    $   (0.36)   $    4.20
                                                                       ---------    ---------    ---------    ---------


NOTES TO THE RECONCILIATION TO UNITED STATES GAAP.

1. The above represents additional information to the Consolidated Statement of Earnings of the Company which was prepared in accordance with Canadian GAAP. Set out above are the material adjustments (net of deferred income taxes, minority interest and foreign exchange rate adjustments where applicable) to net earnings for the six months ended June 30, 2000 and June 30, 1999 and the three months ended June 30, 2000 and June 30, 1999 in order to conform to accounting principles generally accepted in the United States.

2. Under Canadian GAAP, the unrealized foreign exchange gain or loss arising on the translation of long-term debt denominated in a foreign currency is deferred and amortized over the life of the related debt. Under U.S. GAAP this exchange gain or loss is expensed immediately.

3. Canadian GAAP requires the value ascribed to certain subsidiary Special shares be increased over the life of the shares to the Company's optional cash settlement amount through a periodic charge to earnings. Under U.S. GAAP the shares are recorded at their fair value on the date of issue and such a charge to increase their carrying amount is not required. During the period ended June 30, 2000, the Company announced the cash settlement of all of the subsidiary special shares. Under U.S. GAAP, the accrued loss on settlement is higher by $8,633,000 as a result of not accreting the value of these shares to their cash settlement amount in prior years.

     Under Canadian GAAP, the dividends on mandatory redeemable preferred stock must be recorded as interest expense. Under U.S. GAAP, such dividends are charged against retained earnings.

     Under U.S. GAAP, the movement in the unrealized mark to market adjustment on the Series II preference shares of $24,995,000 as at June 30, 2000 (1999, nil) must be treated as an adjustment to dividends paid for purposes of calculating earnings per share. Such adjustment is not required under Canadian GAAP.

4. U.S. GAAP requires that the transfer of the Canadian Newspaper Group be accounted for at historical values using "as-if pooling of interests" accounting, resulting in no gain on the sale of properties and no additional amount being ascribed to circulation.

5. U.S GAAP earnings for the six months and three months ended June 30, 1999 have been increased by $15,396,000 and $6,902,000, respectively as a result of a restatement to include the effects of dividends accrued on the Series I, II, and III preference shares which are treated as interest expense under Canadian GAAP, but as dividends paid under U.S. GAAP. This adjustment had no impact on U.S. GAAP earnings per share.

6. Effective January 1, 2000, the Company adopted on a retroactive basis new Canadian accounting standards for income taxes which are comparable to the related US accounting standards. As a result of this change, the Company will not have any significant differences between Canadian and U.S. GAAP in respect of income taxes for periods subsequent to January 1, 2000.

     Under Canadian accounting standards, the Company is not required to restate its comparative figures for prior years and the cumulative effect of this change in accounting policy of $291,000,000 (net of related minority interest) has been charged directly to retained earnings. Substantially all of this adjustment is attributable to future income tax liabilities established in respect of amounts ascribed to circulation on business acquisitions which are largely not deductible for income tax purposes.

     Under U.S. GAAP, the establishment of such future tax liabilities on business acquisitions, would have resulted in additional goodwill being recorded for an equivalent amount. The new Canadian accounting standard for income taxes does not require the restatement of prior years' business acquisitions and permits the adjustment otherwise made to goodwill under U.S. GAAP, to be made directly to retained earnings (net of the related minority interest). As a result of not restating comparative figures, differences between Canadian and U.S. GAAP for income taxes still existed for the period prior to January 1, 2000.

TRANSFER AGENTS AND REGISTRARS                           MAJOR ELECTRONIC WEB SITES

Retractable Common Shares and Series II and              Hollinger International      http://www.hollinger.com
 III Preference Shares:                                  Telegraph                    http://www.telegraph.co.uk
Computershare Investor Services, Inc., Toronto                                        http://www.UKMax.com

STOCK EXCHANGE LISTINGS                                                               http://www.thebestofbritish.com

The Retractable Common Shares are listed on The          Chicago Sun-Times            http://www.suntimes.com
Toronto Stock Exchange (stock symbol HLG.C)              Chicago Network              http://www.chicago-news.com
The Series II and III Preference Shares are listed on    Jerusalem Post               http://jpost.co.il
 The Toronto Stock Exchange (trading symbols
HLG.PR.B and HLG.PR.C, respectively).                    Southam                      http://www.canada.com

INVESTOR INFORMATION                                     UniMedia                     http://www.unimedia.ca

Holders of the Company's securities and other            National Post                http://www.nationalpost.com
interested parties seeking information about             National Post Site           http://www.canada.com
the Company should communicate with the
 Executive Vice-President and Chief Financial
Officer, at 10 Toronto Street, Toronto,
Ontario M5C 2B7, Tel (416) 363-8721,
Fax (416) 364-0832.

SHARE INFORMATION

For information relating to Retractable Common
Shares and Series II and III Preference Shares holdings, dividends, lost share certificates, etc., please communicate with: Computershare
Investor Services, Inc. Tel: (416) 981-9633 or
1-800-663-9097 (toll free in Canada and U.S.)
Fax: (416) 981-9800
e-mail: faq@montrealtrust.com



                                 HOLLINGER INC. [Logo]
                  10 Toronto Street, Toronto, Ontario, M5C 2B7
                   General Enquiries: Telephone (416) 363-8721
                              Fax: (416) 364-2088